RVUE HOLDINGS, INC.
900 S.E. Third Avenue, 3rd Floor
Fort Lauderdale, Florida 33316

June 17, 2010
VIA EDGAR

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	rVue Holdings, Inc.
Item 4.01 Form 8-K
Filed June 11, 2010
File No. 333-158117

Dear Mr. Thompson:

rVue Holdings, Inc. (the “Company”), hereby responds to the Staff’s comment letter dated June 14, 2010, regarding Item 4.01 of Form 8-K. Please note that the Company is simultaneously filing Amendment No. 1 to Current Report on Form 8-K/A (the "8-K/A Amendment").

For the Staff's convenience we have recited the Staff's comment in boldface type and provided our response to the comment immediately thereafter.

Item 4.01 Form 8-K Filed June 11, 2010

1.
Please revise to disclose that there were no consultations with Rubin Brown LLP during the two most recent years and any subsequent interim period prior to engaging Rubin Brown regarding the matters set forth in paragraph (a)(2) of Item 304 of Regulation S-K.

In response to the Staff's comment, we have filed the 8-K/A Amendment, which includes the revised disclosure.

*          *          *

William H. Thompson
Accounting Branch Chief
June 17, 2010

__________________________

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the response provided above fully addresses the Staff's comment.  If you have any questions, please call me at (954) 525-6464.

Sincerely,
rVue Holdings, Inc.

/s/ David A. Loppert
David A. Loppert
Chief Financial Officer

cc:	U.S. Securities and Exchange Commission
Lisa Sellars, Division of Corporation Finance

Akerman Senterfitt
Michael Francis
Larry W. Ross II